MATERIAL EVENT
                                --------------


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8

______________________________________________________________________

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:

SECOND INSTALLMENT OF ADDITIONAL DIVIDEND NO. 131

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved at its meeting held October 29, 2002, to distribute and pay the second installment of Additional Dividend No. 131.

As stated in the material event reported April 17, 2002, the first installment of this dividend totaled CH$40.00 per Series A share and CH$44.00 per Series B share, and was paid July 17, 2002.

As approved by the Board of Directors today, the second installment of this dividend No. 131 will total CH$13.00 per each Series A share and CH$14.30 per each Series B share, and will be paid beginning December 19, 2002. The Shareholders Registry will be closed on December 13, 2002.


Santiago, October 29, 2002



Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.